NSAR ITEM 77C


Van Kampen American Capital Emerging Growth Fund


(a)  A Special Meeting of Shareholders was held on October 25, 1996.

(b) The election of Trustees of Van Kampen American Capital Emerging Growth Fund (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For   40,959,954               Against   891,174


     (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For   30,608,277               Against   1,224,134


     (4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For   41,428,614               Against   506,309